

January 28, 2022

David Rench
Chief Financial Officer
Applied Blockchain, Inc.
3811 Turtle Creek Blvd., Suite 2100
Dallas, TX 75219

   Re: Applied Blockchain, Inc.
     Amendment No. 5 to Registration Statement on Form S-1
     Filed January 24, 2022
     File No. 333-258818

Dear Mr. Rench:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

Reverse Stock Split, page 36

1.   It appears the reverse stock split is contingent upon your listing on the Nasdaq Global Select Market and has not been given retroactive effect in the document. Please clarify how this reverse split is being handled throughout the filing. Provide in the MD&A, and as appropriate throughout the forepart of the filing, pro forma presentations giving effect to the contingent reverse split and its impact on the number of outstanding common shares and loss per share.

Capitalization, page 38

2.   Give effect to the reverse stock split in the pro forma capitalization information and the disclosure regarding the number of shares of common stock to be outstanding following the effectiveness of the registration statement.

Management's Discussion and Analysis
Components of Results of Operations, page 40

3.   We note that you began to sell Bitcoin mining equipment in December 2021. We also note that your revenues and margins have improved substantially during the quarter ended December 31, 2021. In this regard, please discuss such material changes in revenues and margins as required by Item 303(c)(2) of Regulation S-K. Separately, address and quantify revenues and margins from equipment sales and from revenues and margins derived from mining operations. Describe any known trends or uncertainties, such as these that have had, or that are reasonably likely to have, a material impact on net sales or revenues or income from continuing operations, as required by Item 303(b)(2)(ii) of Regulation S-K. As required by Instruction 2 to Item 303(c) of Regulation S-K, identify any significant elements of your income or loss from continuing operations which do not arise from, or are not necessarily representative of, your ongoing business.

4.   We note from Item 15 that on January 18, 2022 you issued 18.95 million restricted stock units (RSUs) to non-employee directors, senior officers, and others. Please revise your discussion of results of operations, in accordance with Item 303(b)(2)(ii) of Regulation S-K, to disclose and to quantify the unfavorable impact of the issuance of these RSUs on future income from continuing operations.

APPLIED BLOCKCHAIN, INC and Subsidiaries
Unaudited Consolidated Financial Statements, page 102

5.   Please clarify in the caption here and throughout the interim financial statements, as appropriate, that you are also presenting the financial statements for the six months ended November 30, 2021.

Consolidated Balance Sheets (Unaudited), page F-16

6.   Here and elsewhere as appropriate, please revise the line item descriptions *Total Shareholders' Equity* and *Total Mezzanine and Shareholders' Equity* to reflect deficit positions in shareholders' equity at each balance sheet date.

Note 6. Cryptoassets, page F-26

7.   Disclose the nature of the consideration received for the "Cryptoassets sold or converted" and advise us.

       You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Carol Sherman